EXHIBIT 99.16

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)	under the headings “Operations and projects – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Mineral reserves and resources” and “Governance – Interest of experts” in the Corporation’s Annual Information Form for the year ended December 31, 2019 dated March 27, 2020 for the McArthur River mine/Key Lake mill operations; and

(b)	under the headings “Operations and projects – Uranium – Tier-one operations – McArthur River mine/Key Lake mill” and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2019 dated February 7, 2020 for the McArthur River mine /Key Lake mill operations,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-06180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan and registration statement (No. 333-196422) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Gregory M. Murdock

Name:   Gregory M. Murdock, P. Eng.

Title:     General Manager, McArthur River/Key Lake, Cameco Corporation

Date:  March 27, 2020